December 20, 2012

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Plan of Distribution, page 16

Offering Price, page 16

1.	We note that you have revised “The Offering - Offering Price” disclosure on page 7 in response to comment two in our letter dated November 27, 2012. However, these changes were not reflected in this section of the filing. Under the heading “Offering Price” in the Plan of Distribution section, please revise your disclosure to state that the selling stockholders will sell the shares at a fixed price for the duration of the offering and remove the rest of the disclosure in the first paragraph.

ANSWER: The disclosure has been revised to state that the selling stockholders will sell the shares at a fixed price for the duration of the offering.

Plan of Operations, page 30

2. We note your revised disclosure in response to comment four in our letter dated November 27, 2012. Please note that the total amount of expenses for the next 12 months of operations appears to be $1,342,000 rather than $1,180,000. Please advise or otherwise revise your disclosure to correctly state what the anticipated amount of expenses for the next 12 months will be.

ANSWER: The disclosure has been revised to correctly state the anticipated amount of expenses for the next 12 months.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

Note 5. Subsequent Events, page 47

3. We note your response to comment six in our letter dated November 27, 2012. Please disclose the actual date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

ANSWER: The disclosure has been amended with the actual date through which the subsequent events were evaluated.

Exhibits, page 58

4. Please list the legal opinion as exhibit 5.1 in the exhibit index. Refer to Item 601(a)(2) of Regulation S-K.

ANSWER: The legal opinion has been added as exhibit 5.1 in the exhibit index.

Thank you.